Mailstop 3233
                                                           August 20, 2018



Via E-mail
Mark L. Kleifges
Chief Financial Officer
Government Properties Income Trust
Two Newton Place
255 Washington Street, Suite 300
Newton, Massachusetts 02458-1634

       Re:      Government Properties Income Trust
                Form 10-K for Fiscal Year Ended
                December 31, 2017
                Filed February 27, 2018
                File No. 001-34364

Dear Mr. Kleifges:

        We have reviewed your August 1, 2018 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2017

Financial Statements

Note 5. Real Estate Properties

FPO Transaction, page F-12

   1. We note your response to comment one of our letter dated July 23, 2018 stating that First
      Potomac (FPO) terminated its employees immediately preceding the acquisition and you did not acquire an assembled workforce. Please tell us if any of the FPO employees were
 Mark L. Kleifges
Government Properties Income Trust
August 20, 2018
Page 2

       hired by your external manager, RMR LLC. To the extent employees of FPO were hired by your external manager at the time of acquisition, please address the following:
            Tell us if RMR LLC hired the employees responsible for leasing, tenant management, and managing and supervising your operational processes
            Tell us if the employees are considered critical to the creation of outputs

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Babette Cooper, Staff Accountant, at 202-551-3396 or me at 202-551-
3438 if you have questions.

                                                          Sincerely,

                                                          /s/ Jennifer Monick
for

                                                          Robert Telewicz, Jr.
                                                          Accounting Branch
Chief
                                                          Office of Real Estate
and
                                                          Commodities